310158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

02016347

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-31-02
1-06571

January 31, 2002

Joseph J. LaRosa
Staff Vice-President, Secretary
and Associate General Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530

Act 1934
Section
Rule 14A-8
Public Availability 1/31/2002

Re: Schering-Plough Corporation

Dear Mr. LaRosa:

This is in regard to your letter dated January 31, 2002 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate for inclusion in Schering-Plough's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Schering-Plough therefore withdraws its December 20, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

PROCESSED
FEB 25 2002
P THOMSON
FINANCIAL

Enclosures

cc: Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Schering-Plough

Direct Dial: (908) 298-7537
Direct Fax: (908) 298-7303
Email: joseph.larosa@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

December 20, 2001

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Schering-Plough Corporation – Shareholder Proposal Submitted by Missionary Oblates of Mary Immaculate

Dear Sir or Madam:

Schering-Plough Corporation (the "Company") has received a shareholder proposal (the "Proposal") from Missionary Oblates of Mary Immaculate (the "Proponent") for inclusion in the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy"), which the Company expects to file in definitive form with the Commission on or about March 11, 2002. The Proposal is attached hereto as Exhibit A. On behalf of the Company and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude the Proposal.

Pursuant to Rule 14a-8(j), I have enclosed six additional copies of the Proposal and this letter (including all Exhibits), which sets forth the grounds upon which we deem omission of the Proposal to be proper. For your convenience, a copy of each of the no-action letters referred to herein are attached as Exhibit B, and all relevant correspondence with the Proponent and co-proponent, Christian Brothers Investment Services, Inc., including the Proponent's and co-proponent's respective cover letters to the Proposal, are attached as Exhibit C. We note that the co-proponent has designated the Proponent as the lead filer and primary contact. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent and the co-proponent to notify them our intention to omit the Proposal from our 2002 Proxy.

The Proposal

The Proposal calls for the Board of Directors of the Company to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, Tuberculosis and Malaria in ways that the majority of infected persons in African nations can afford, and to provide the shareholders with a report of the development and implementation of such policy. Adoption of this Proposal would directly infringe on management's authority to make research and development decisions in the day-to-day operations of the Company. Moreover, the Proposal has no meaningful relationship to the Company's business.

Grounds to Omit Proposal

The following is a discussion of several grounds upon which we believe the Proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8.

I. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) As It Relates To The Conduct Of Our Ordinary Business Operations

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal deals with a matter relating to the company's ordinary business operations."

On January 23, 1997, the Staff issued a no-action letter allowing Merck & Co., Inc. to omit a shareholder proposal on these grounds. The shareholder proposal requested the board of directors to form a committee "to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products." In issuing the no-action letter, the Staff noted that product research, development, and testing relate to the conduct of the company's ordinary business operations and, therefore, the proposal was excludable under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7).

Under the laws of the State of New Jersey, where the Company is incorporated, the business and affairs of the corporation are to be managed by the board of directors. N.J.S.A. 14A:6-1(1). Under New Jersey law, the extent of the shareholders' involvement in the management of the corporation's day to day business operations is limited to choosing and replacing directors if the shareholders are not satisfied with their operation of the corporation's business. Casson v. Bosman, 137 N.J. Eq. 532, 535, 45 A2d 807 (E.&A. 1946) and the cases cited therein.

The Company is a worldwide pharmaceutical company that is committed to discovering, developing, manufacturing and marketing a wide range of human and animal health products. These activities involve complex research, testing and safety analyses and are thus regulated extensively. Under New Jersey law, the Company's management, under the supervision of its Board of Directors, has the power and the responsibility to supervise the research, development and testing of products, while at the same time complying with all applicable laws. We have received the opinion of Riker, Danzig, Scherer, Hyland & Perretti LLP, a copy of which is attached as Exhibit D, which concurs with these views on New Jersey law.

The Proponent's Proposal concerns the provision of pharmaceuticals for the prevention and treatment of HIV/AIDS, tuberculosis and malaria. Decisions regarding research and development activities and business opportunities relating to pharmaceuticals are necessarily based on a wide range of factors and are made by management in consultation with experts in a variety of fields, including research, medical, regulatory, manufacturing and law. The Proposal interferes with the fundamental decision-making of the Company, and ignores the clear legal principle that management, as supervised by the Board, is charged with exercising its business judgment over core commercial issues. Decisions of this type are not appropriate subject matter for a shareholder proposal. One of the purposes of Rule 14a-8(c)(7) is to exclude proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 12999 (November 22, 1976). Therefore, as in Merck, the Proposal is exactly the type that Rule 14a-8(i)(7) is designed to permit a company to exclude. For these reasons, and consistent with the Staff's position in Merck, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(7).

II. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(5) As It Relates To Less Than Five Percent Of Our Business</u>

Rule 14a-8(i)(5) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal relates to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The provision is intended to permit the exclusion of any proposal that does not bear a significant economic relationship to the Company's business and does not raise policy issues that are of significance to the Company's business. See Exchange Act Release No. 34-19135. The Company is a worldwide pharmaceutical company committed to discovering, developing and marketing new therapies and treatment programs that can improve people's health and extend lives. The Company markets in certain foreign countries one cancer drug that is labeled for the treatment of AIDS-related *Karposi's sarcoma*. The Company does not manufacture this drug. It is manufactured by a third party, from whom the Company licenses the product. With the exception of this licensed product, the Company does not currently manufacture or market any pharmaceuticals for the prevention and treatment of HIV/AIDS, tuberculosis or malaria. The Company's sales of this drug for *Karposi's sarcoma* are very small, and constitute a small fraction of one percent of the Company's total assets, net sales (the Company does not publicly report gross sales), and net earnings. Accordingly, none of the economic thresholds set forth in Rule 14a-8(i)(5) have been satisfied.

We are aware that the Staff has required certain stockholder proposals dealing with social issues to be included in proxy materials even where the foregoing economic thresholds are not met. However, in each case, there has been some significant relationship between the proposal and the company's business activities. See Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, (D.C.D.C. 1985) (a proposal may be significantly related to a company's business even if the operations related to the proposal do not exceed the economic tests). In particular, a proposal affecting operations with a significant level of sales (but below the bright-line economic thresholds) may be "otherwise significantly related" to the company's business if the proposal has ethical or social significance. *Id.* at 561. However, a proposal that is "ethically significant in the abstract but has no meaningful relationship to the business" may be excluded. *Id.* at 561, Note 16. We believe that the Proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, that is, an ethically significant issue which has no meaningful relationship to our business.

In keeping with the ruling in Lovenheim, in 1997 the Staff issued a no-action letter under predecessor Rule 14a-8(c)(5) allowing the exclusion of a proposal regarding the use of fetal tissue. In La Jolla Pharmaceutical Company (February 18, 1997), the proponent sought to prohibit the use of "any fetal tissue or human body parts obtained from any intentionally aborted unborn children." Despite the social and ethical significance of abortion, the company was permitted to omit the proposal under former Rule 14a-8(c)(5) because it had no meaningful relationship with the company's business. Likewise, despite the social and ethical significance of the Proponent's Proposal, it has no meaningful relationship to the drugs we currently market. Accordingly, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(5).

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from our 2002 Proxy. Pursuant to Rule 14a-8(j)(2)(iii), for the purposes of matters of New

Jersey state law, attached as Exhibit D is the opinion of Riker, Danzig, Scherer, Hyland & Perretti LLP.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2002 Proxy, please contact me at (908) 298-7537. I may also be reached by facsimile at (908) 298-7303.

Please acknowledge receipt of this letter and the attachments by date stamping and returning the enclosed duplicate copy of this letter. A self-addressed, stamped envelope is enclosed for that purpose.

Very truly yours,

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel

JJL/mb
Enc.
cc: Fr. Seamus P. Finn (w/ encl.)
John K. Wilson (w/ encl.)

A

HIV/AIDS-TB-MALARIA 2002

WHEREAS:

The HIV/Aids epidemic constitutes a global emergency - one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75 % in sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and women, young adults and children, particularly girls, are the most vulnerable;

African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of, and non-discriminatory access to, vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect the people's health;

The impact of international trade agreements on access to or local manufacturing of, essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED:
Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

(cont.)

SUPPORTING STATEMENT:

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public health. More importantly, it is realistic." (Press Release, WHO/WTO Workshop – Pricing/Financing of Essential Drugs, April 11, 2001)

One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries which request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

2002final

B

*1997 SEC No-Act. LEXIS 111, **

1997 SEC No-Act. LEXIS 111

Securities Exchange Act of 1934 -- Rule 14a-8(c)(7)

January 23, **1997**

CORE TERMS: shareholder, testing, fetal, tissue, elective, abortions, board of directors, experimentation, pharmaceutical, manufactures, registrant, enclosed, staff, annual meeting, health care, proprietary, inclusion, excluding, recommend, customers, vaccine, proxy, omit

[*1] Merck & Co., Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, **1997**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Merck & Co., Inc.** (the "Company")
Incoming letter dated December 20, 1996

The proposal requests that the board form a committee to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development and testing of the Company's products.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development and testing). Accordingly, it is the Division's view that the proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1:

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 **[*2]** 1000
Fax 908 735 1216

Office of Corporate Staff Counsel

December 20, 1996

MERCK

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, District of Columbia 20549

Re: **Merck & Co., Inc.**, Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company"), has received a shareholder's proposal (the "Proposal") from Timothy D. Williams (the "Proponent") for inclusion in the Company's proxy materials for the **1997** annual meeting of shareholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> Whereas, Merck & Co. manufactures health care products including pharmaceutical and vaccine products.
>
> Whereas, the research, development, and testing of some of these products involve the use of human fetal tissue.
>
> Whereas, elective abortions provide a major source of human fetal tissue used for research, testing, and experimentation purposes.
>
> Whereas, alternatives to the use of human fetal tissue obtained from elective abortions are available.
>
> Whereas, many company shareholders, employees, and customers hold strong moral objections **[*3]** to the use of human fetal tissue obtained from elective abortions for research, testing, and experimentation purposes.
>
> Resolved, the shareholders request the Board of Directors of the company to form a committee. The purpose of the committee would be to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products. The committee would report its findings to the Board of Directors no later than November 1, **1997.** This report, excluding any proprietary information, should then be made available to all shareholders.

I am of the opinion that the Proposal may be properly omitted from the Proxy Materials, since it relates to the conduct of the ordinary business operations of the Company.

Accordingly, the Company requests that the Staff confirm that it will not recommend any enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials.

In accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof. **[*4]**

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

DISCUSSION

This Proposal Deals with a Matter Relating to the Ordinary Business Operations of Company

A registrant may omit a shareholder proposal if the proposal deals with a matter relating to the conduct of ordinary business operations of the registrant. Rule 14a-8(c)(7). The proposal at issue recommends the formation of a committee to study the elimination of the use of human fetal tissue obtained from elective abortions in the research, development and testing of the Company's products.

Under the laws of the State of New Jersey, where the Company is incorporated, the business and affairs of the corporation are to be managed by the board of directors. N.J.S.A. 14A:6-1 (a) and Riddle v. Mary A. Riddle Co. 140 N.J.Eq. 315, 320, 54 A.2d 607 (Chan. 1947). It is a long-standing principle of New Jersey corporate law that the extent of the shareholders' involvement in the management of the corporation's day to day business operations is limited to choosing directors and removing such directors if the shareholders are not satisfied with their operation **[*5]** of the corporation's business. Casson v. Bosman 137 N.J. Eq. 532, 45 A.2d 807 (E.& A. 1947).

The Company is a research driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products and services. These activities are extensively regulated and involve complex processes, testing and safety analyses unique to each particular product involved. Therefore, under New Jersey law, the management of the Company, under the supervision of its Board of Directors, has the power and the responsibility to supervise the research, development and testing of Company products in the safest and most effective manner, while at the same time complying with all applicable laws and ethical obligations. Management's decisions as to such matters are necessarily based on a myriad of intricate variables and are made with the assistance of experts in a variety of fields, including basic research, developmental research, safety and efficacy testing and analysis, manufacturing and law. Decisions of this type do not lend themselves to sweeping policy declarations or the review of a committee concerned with eliminating specific processes and techniques, **[*6]** especially in light of the governmental regulation.

The proposal, therefore, is exactly the type that Rule 14a-8(c)(7) is designed to permit a registrant to exclude. It addresses the conduct of the ordinary business operations of the Company. One of the purposes of Rule 14a-8(c)(7) is to exclude proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 12999 (Nov. 22, 1976), 1976 WL 15995, 10.

Accordingly, the Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(c)(7).

If you have any questions regarding this matter or require any further information, please contact me at (908)423-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,
MERCK & CO., INC.

By: Lauran S. D'Alessio
Assistant Counsel

ATTACHMENT 1

TIMOTHY D. WILLIAMS
5575 **[*7]** JOYCEANN DRIVE . DAYTON, OHIO 45415 . Telephone 513/275-9258

November 19, 1996

Mrs. Dolores O. Rosinski
Office of the Secretary WS3AB05
Merck & Co., Inc.
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Re: Shareholder Proposal

Dear Mrs. Rosinski:

My son Peter(Peter D. Williams) is a shareholder of Merck & Co. common stock. In my role as his father, legal guardian, and custodian of his shares; I wish to submit the following shareholder proposal for the **1997** Annual Meeting.

Whereas, Merck & Co. manufactures health care products including pharmaceutical and vaccine products.

Whereas, the research, development, and testing of some of these products involve the use of human fetal tissue.

Whereas, elective abortions provide a major source of human fetal tissue used for research, testing, and experimentation purposes.

Whereas, alternatives to the use of human fetal tissue obtained from elective abortions are available.

Whereas, many company shareholders, employees, and customers hold strong moral objections to the use of human fetal tissue obtained from elective abortions for research, testing, and experimentation purposes.

Resolved, the shareholders request the Board **[*8]** of Directors of the company to form a committee. The purpose of the committee would be to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products. The committee would report its findings to the Board of Directors no later than November 1, **1997.** This report, excluding any proprietary information, should then be made available to all shareholders.

Please acknowledge receipt of this letter, and its acceptance for inclusion on the **1997** Proxy Statement.

Sincerely,

Timothy D. Williams (for Peter D. Williams)

ATTACHMENT 2

Merck & Co., Inc.
One Merck Drive
PO Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

Office of the Secretary

MERCK

November 26, 1996

Mr. Timothy D. Williams
5575 Joyceann Drive
Dayton, OH 45415

Dear Mr. Williams:

RE: Proposal for **1997** Proxy Statement

This is to acknowledge receipt of your letter of November 19, 1996, and your stockholder proposal on behalf of your son Peter regarding human fetal research.

Yours truly,

Dolores O. Rosinski
Senior Assistant Secretary

137 N.J. Eq. 532; 45 A.2d 807;
*1946 N.J. LEXIS 395, **

JAMES G. CASSON, complainant-appellant, v. ARNOLD BOSMAN, JOHN W. KANEHANN, HARRY W. BROWN, ALEXANDER HUGGAN, MICHAEL J. STECHER and BOSSMAN AND CASSON, INC., defendants-respondents.

COURT OF ERRORS AND APPEALS OF NEW JERSEY

137 N.J. Eq. 532; 45 A.2d 807; 1946 N.J. LEXIS 395

October 26, 1945, Submitted
February 13, 1946, Decided

PRIOR HISTORY: [*1] On appeal from a final decree advised by Vice-Chancellor Fielder, whose opinion follows:

HEADNOTES: 1. As owner of shares of stock complainant had no vested right to employment by the corporation. Although a director, vice-president and manager of the corporation, he was subject to discharge as an employee at any time by the corporate directors or officers. It appears that he was discharged for good cause by unanimous vote of the directors.

2. The law of New Jersey commits the management of the affairs of corporations to a board of directors chosen by stockholders. If stockholders do not like the way the corporation is managed, their recourse is to elect a new board of directors.

3. Complainant, a minority stockholder, can find no legal ground of complaint against directors whose management of their corporation is conducted in good faith and with reasonable judgment.

4. The law does not require infallibility or the impossibility of error or mistake in directors; it requires that they shall act as reasonable men and in good faith toward their stockholders.

5. Directors may reserve corporate profits for repairs, improvements and replacements of corporate property, **[*2]** and for any other corporate necessities, and thereby defer payment of dividends. Their determination, if made in good faith, is final and not subject to judicial review.

SYLLABUS:

"Appeal having been taken by complainant from the decree herein dismissing his bill of complaint, I state my reasons for advising the decree.

"Complainant is the owner of shares of stock of Bosman & Casson, Inc., a corporation of this state. By his bill he sought to compel the directors of the corporation to declare a cash dividend to stockholders for the fiscal year ending December 31st, 1943, and at regular intervals thereafter. The corporation has capital stock issued and outstanding of 3,000 shares of the par value of $ 100 each. It is a closed corporation having only seven stockholders who are: Arnold Bosman (president and treasurer), 1,585 shares; John W. Kanehann (second vice-president), 200 shares; Harry W. Brown (first vice-president and secretary), 140 shares; Alexander Huggan, 60 shares; Michael J. Stecher, five shares; Daniel J. Ford, ten shares; complainant, 1,000 shares. With the exception of complainant all stockholders are employees of the corporation and with the exception of complainant **[*3]** and Ford, all are directors.

From 1922 to and including 1942 complainant was a director, vice-president and manager. At the annual meeting of stockholders held January, 1943, he was not elected a director and at the immediately following meeting of directors he was discharged as an employee of the corporation. From 1922 to and including the year 1942 (excepting the years 1933 and 1939) the corporation paid annual dividends, the dividend for the year ending December 31st, 1942, being at the rate of five per cent. For the year ending December 31st, 1943, the corporation had a net profit of $ 23,096.55 which the directors decided to retain and add to surplus account, thus increasing surplus to $ 123,485.17 at the end of that year. The complainant charges that such surplus is greater than is necessary for the purposes of the corporation and that the decision of the directors not to declare a dividend that year was improper, arbitrary, unreasonable and made in bad faith for the purpose of destroying the value of complainant's stock.

"The corporation is engaged in the wholesale millwork business with offices and warehouses at Harrison in this state. At the annual meeting of stockholders **[*4]** held in January, 1944, the corporation's vice-president explained in detail the corporation's need for additional working capital and why he thought the profits for the year 1943 should be added to surplus and that no dividends should be declared, whereupon the stockholders adopted a resolution (the complainant's proxy dissenting), recommending to the directors that no dividend be declared. The directors at their following meeting adopted a resolution that no dividend be declared and that the profits for 1943 be reserved for replenishing the inventory in anticipation of increased business in the post-war period and to make additions to warehouse and delivery equipment and for the erection of new buildings.

"It appeared from the testimony of the directors that after discussing the future needs of the corporation they believed and concluded that due to general housing shortage in the country a boom in building construction would follow cessation of war hostilities and that they should prepare for the anticipated event by replenishing their stock in order to be ready for what they thought would be a large demand by builders for millwork, and that for such purpose it was in the **[*5]** interest of the corporation to increase their working capital rather than to await the demand and then be required to borrow money to purchase necessary material and supplies; that they desired to demolish some of their old buildings and erect three new ones as soon as the necessary material and labor were available; that they had made commitments for the purchase of supplies to the extent of about $ 176,000 for which they desired to pay cash as supplies were delivered so as to take advantage of trade discounts; that they desired to replace worn-out machinery and delivery trucks when machinery and trucks can be ready for delivery and they were of the opinion that the necessities of the corporation required the maintenance of a large surplus. For the same reasons they decided at their subsequent meeting held in January, 1945, to declare no dividend out of profits for the year ending December 31st, 1944, and those profits were also added to surplus.

"Complainant had no vested right to employment by the corporation and he was subject to discharge at any time by the corporate directors or officers. It appeared that he was discharged for good cause by unanimous vote of the directors. **[*6]** That his discharge as employee was not part of a conspiracy to injure his interest as stockholder is evidenced by the fact that at the time he was discharged he received a dividend then declared on his and other stockholders' shares.

"The effect of the failure of the directors to declare dividends was the same on all stockholders as it was on complainant but complainant argued that the loss of dividends to other stockholders was offset by increase in compensation to them as employees. This was not true as to Mr. Bosman who is the largest stockholder and therefore the greatest sufferer from loss of dividends, and he received no increase in pay for his services as an officer or employee. There was an increase in employment pay to the other stockholders but if the total payment for salaries to employees for 1943 and 1944 exceeds the same total for 1942, it does so by only a small margin and the testimony showed that after complainant's discharge those stockholder employees took over his duties and by working longer hours returned greater service to the corporation; and it is common knowledge that in the years in question there had been a general increase in employees' wages and **[*7]** salaries.

"The law of this state commits the management of the affairs of corporations to a board of directors chosen by stockholders, and it has been said by our courts that if stockholders do not like the way the corporation is managed their recourse is to elect a new board of directors. It is the misfortune of a minority stockholder that he is unable to select directors who will act in accordance with his ideas of management but he can find no legal ground of complaint against directors whose management of their corporation is conducted in good faith and with reasonable judgment. The law does not require infallibility or the impossibility of error or mistake in directors; it requires that they shall act as reasonable men and in good faith toward their stockholders and when it comes to the question of declaration of dividends they may reserve corporate profits for repairs, improvements and replacement of corporate property and for any other corporate necessities and thereby defer payment of dividends; their determination if made in good faith is final and not subject to judicial review. Park v. Grant Locomotive Works, 40 N.J. Eq. 114, 3 A. 162; affirmed, 45 N.J. Eq. 244, **[*8]** 19 A. 621; Stevens v. United States Steel Corp., 68 N.J. Eq. 373, 59 A. 905; Murray v. Beattie Manufacturing Co., 79 N.J. Eq. 604, 82 A. 1038; Blanchard v. Prudential Insurance Co., 80 N.J. Eq. 209, 83 A. 220; Blancard v. Blancard & Co. Inc., 2 N.J. Misc. 552, 96 N.J. Eq. 264, 125 A. 337; Leviton v. North Jersey, &c., Co., 106 N.J. Eq. 517, 151 A. 389.

"Consideration of the evidence satisfied me that in deferring payment of dividends out of 1943 and 1944 profits or out of surplus, the directors did not conspire against complainant and that it was neither unreasonable nor unwise for them to have made provision against what they considered the post-war necessities of their corporation might be. They may have been mistaken in estimating the extent of their future necessities but even if I thought they were I could not substitute my judgment for theirs when they acted, as I believe they did, in the exercise of good faith and with reasonable judgment."

COUNSEL: Mr. Joseph B. Gallagher, for the appellant.

Mr. Maurice M. Bernstein, for the respondents.

JUDGES:

For affirmance -- Case, Donges, Wells, Dill, Freund, JJ. For modification -- The Chief-Justice, Parker, Bodine, Heher, **[*9]** Perskie, Colie, Oliphant, Rafferty, McGeehan, JJ.

OPINIONBY: PER CURIAM

OPINION: PER CURIAM.

Complainants appeal from a decree dismissing his bill seeking to compel the directors of the respondent corporation to declare a dividend, "in a reasonable amount, in cash," for the year ending December 31st, 1943, and at regular intervals thereafter. We have concluded that the decree should be affirmed for the reasons stated in the opinion of the learned Vice-Chancellor; but we think that, under all the circumstances, appellant should not have been burdened with a counsel fee or the cost of the transcript of the testimony.

The decree is modified accordingly.

For affirmance -- CASE, DONGES, WELLS, DILL, FREUND, JJ. 5.

For modification -- THE CHIEF-JUSTICE, PARKER, BODINE, HEHER, PERSKIE, COLIE, OLIPHANT, RAFFERTY, MCGEEHAN, JJ. 9.

Service: **Get by LEXSEE®**
Citation: **137 N.J. Eq. 532,AT 535**
View: Full
Date/Time: Thursday, December 6, 2001 - 4:26 PM EST

*618 F. Supp. 554, *; 1985 U.S. Dist. LEXIS 21259, **;*
Fed. Sec. L. Rep. (CCH) P91,995

PETER C. LOVENHEIM, Plaintiff, v. IROQUOIS BRANDS, LTD., Defendant

Civil Action No. 85-0734

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF COLUMBIA

618 F. Supp. 554; 1985 U.S. Dist. LEXIS 21259; Fed. Sec. L. Rep. (CCH) P91,995

March 28, 1985

SUBSEQUENT HISTORY: [1]**

Order, March 28, 1985, Reported at: 618 F. Supp. 554 at 562.

CASE SUMMARY

PROCEDURAL POSTURE: In an action alleging violations of 17 C.F.R. § 240.14a-8 and the Securities Exchange Act of 1934, 15 U.S.C.S. § 78n(a) plaintiff moved for a preliminary injunction barring defendant from excluding certain information from their proxy materials.

OVERVIEW: Plaintiff brought suit to enjoin defendant from excluding the materials he requested from the proxy materials to be sent out to shareholders. Defendant challenged claiming that service was process was insufficient, and the court had no jurisdiction. The defendant also claimed that 17 C.F.R. § 240.14a-8 and the Securities Exchange Act of 1934, 15 U.S.C.S. § 78n(a) were not applicable to this case. The court first found that both jurisdiction and service of process was sufficient to maintain the case. The also found that 17 C.F.R. § 240.148(c)(5) did not contain an economic significance test and therefore the social significance of the plaintiff's proposal excluded it from the exception. The court further found that the public and the plaintiff's interests would be irreparably harmed without the relief sought, while ordering the relief would not unduly prejudice the defendant. The court granted plaintiff's motion for injunctive relief.

OUTCOME: Plaintiff's motion for preliminary injunction was granted because public interest would be satisfied by including the requested information in the proxy statements without undue prejudice to the defendant.

CORE TERMS: shareholder, issuer, proxy, pate, Exchange Act, preliminary injunction, animal, proxy statement, force-feeding, public interest, foie gras, applicability, prevailing, omission, ethical, geese, mail, irreparable injury, napalm, economically, injunction, excluding, upcoming, transacts, mailing, annual, summons, mailed, holder, Securities Exchange Act Release

CORE CONCEPTS - ✦ Hide Concepts

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies

See 17 C.F.R. § 240.14a-8.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
See 17 C.F.R. § 240.14a-8(c)(5).

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Scope & Jurisdiction : Federal Jurisdiction
See 15 U.S.C.S. § 78aa.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Scope & Jurisdiction : Federal Jurisdiction
The mailing of proxy statements that violate section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, into a district by interstate mail is sufficient to establish jurisdiction over the party mailing such materials.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
Because of the apparent ambiguity of Securities and Exchange Commission Rule 14a-8 (c)(5), 17 C.F.R. § 240.14a-8(c)(5), the Court considers the history of the shareholder proposal rule in determining the proper interpretation of the most recent version of that rule.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
Proposals will be includable notwithstanding their failure to reach the specified economic thresholds if a significant relationship to the issuer's business is demonstrated on the face of the resolution or supporting statement.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
Thus it seems clear based on the history of the rule that the meaning of "significantly related" is not limited to economic significance.

Civil Procedure : Injunctions : Preliminary & Temporary Injunctions
A motion for preliminary injunction requires a determination as to whether movant will suffer irreparable injury without such relief, whether issuance of the requested relief will substantially harm other parties, and the public interest.

JUDGES: Easch

OPINIONBY: EASCH

OPINION: **[*556]** MEMORANDUM

I. BACKGROUND

This matter is now before the Court on plaintiff's motion for preliminary injunction.

Plaintiff Peter C. Lovenheim, owner of two hundred shares of common stock in Iroquois Brands, Ltd. (hereinafter "Iroquois/Delaware"), n1 seeks to bar Iroquois/Delaware from excluding from the proxy materials being sent to all shareholders in preparation for an upcoming shareholder meeting information concerning a proposed resolution he intends to offer at the meeting. Mr. Lovenheim's proposed resolution relates to the procedure used to force-feed geese for production of pate de foie gras in France, n2 a type of pate imported by Iroquois/Delaware. Specifically, his resolution calls upon the Directors of Iroquois/Delaware to:

> form a committee to study the methods by which its French supplier produces pate de foie gras, and report to the shareholders its findings and opinions, based on expert consultation, on whether this production method causes undue distress, pain or suffering to the animals involved and, if so, whether further distribution of this product **[**2]** should be discontinued until a more humane production method is developed.

Attachment to Affidavit of Peter C. Lovenheim.

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

n1 As will be discussed *infra*, much of the controversy in this case centers on the need to distinguish between two different corporations named Iroquois Brands, Ltd. -- one organized under the laws of the State of Delaware (Iroquois/Delaware) and one organized under the laws of the State of New York (Iroquois/New York).

n2 Pate de foie gras is made from the liver of geese. According to Mr. Lovenheim's affidavit, force-feeding is frequently used in order to expand the liver and thereby produce a larger quantity of pate. Mr. Lovenheim's affidavit also contains a description of the force-feeding process:

> Force-feeding usually begins when the geese are four months old. On some farms where feeding is mechanized, the bird's body and wings are placed in a metal brace and its neck is stretched. Through a funnel inserted 10-12 inches down the throat of the goose, a machine pumps up to 400 grams of corn-based mash into its stomach. An elastic band around the goose's throat prevents regurgitation. When feeding is manual, a handler uses a funnel and stick to force the mash down.

Affidavit of Peter C. Lovenheim at para. 7. Plaintiff contends that such force-feeding is a form of cruelty to animals. *Id.*

Plaintiff has offered no evidence that force-feeding is used by Iroquois/Delaware's supplier in producing the pate imported by Iroquois/Delaware. However his proposal calls upon the committee he seeks to create to investigate this question.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - **[**3]**

Mr. Lovenheim's right to compel Iroquois/Delaware to insert information concerning his proposal in the proxy materials turns on the applicability of section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78n(a) ("the Exchange Act"), and the shareholder proposal rule promulgated by the Securities and Exchange Commission ("SEC"), Rule 14a-8. n3 That rule states in pertinent part:

> If any security holder of an issuer notifies the issuer of his intention to present a proposal for action at a forthcoming **[*557]** meeting of the issuer's security holders, the issuer shall set forth the proposal in its proxy statement and identify

> it in its form of proxy and provide means by which security holders [presenting a proposal may present in the proxy statement a statement of not more than 200 words in support of the proposal]. n4

------------------Footnotes------------------

n3 17 C.F.R. § 240.14a-8.

n4 Rule 14a-8 incorporates by reference Rule 14a-4(b), 17 C.F.R. § 240.14a-4(b), which requires issuers of securities to also include statements by proponents of shareholder proposals.

-----------------End Footnotes----------------- **[**4]**

Iroquois/Delaware has refused to allow information concerning Mr. Lovenheim's proposal to be included in proxy materials being sent in connection with the next annual shareholders meeting. In doing so, Iroquois/Delaware relies on an exception to the general requirement of Rule 14a-8, Rule 14a-8(c)(5). That exception provides that an issuer of securities "may omit a proposal and any statement in support thereof" from its proxy statement and form of proxy:

> if the proposal relates to operations which account for less than 5 percent of the issuer's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the issuer's business.

Rule 14a-8(c)(5), 17 C.F.R. § 240.14a-8(c)(5).

In addition to asserting that this exception applies, Iroquois/Delaware has raised two other challenges to the granting of a preliminary injunction: a) that the suit should be dismissed for lack of proper service of process; and b) that jurisdiction is not proper as to Iroquois/Delaware in this Court.

II. LIKELIHOOD OF PLAINTIFF PREVAILING ON MERITS **[**5]**

A. *Service of Process*

Iroquois/Delaware first asserts in opposition to plaintiff's motion for preliminary injunction that plaintiff has failed to serve process upon Iroquois/Delaware. n5

------------------Footnotes------------------

n5 Because Iroquois/Delaware asserts that it has not been properly made a party to this litigation, it has not filed a formal motion to dismiss under Rule 12(b) of the Federal Rules of Civil Procedure but has instead filed a brief as *amicus curiae*.

-----------------End Footnotes-----------------

It is undisputed that plaintiff made service by hand upon C. T. Corporation, the District of Columbia registered agent for a company named Iroquois Brands, Ltd., which is organized under the laws of the State of New York (hereinafter Iroquois/New York) and is distinct from

Iroquois/Delaware. Service upon Iroquois/New York was defective as Iroquois/New York is not identified as a defendant. n6

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - -

n6 Indeed, counsel for Iroquois/New York represents that the New York firm is not publicly traded, and therefore issues no proxy statements, and is not engaged in the pate business.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - **[**6]**

A copy of the complaint was also mailed by regular mail to the headquarters of Iroquois/Delaware and to Iroquois/Delaware's general counsel. Iroquois/Delaware asserts that this service was defective as it included only an unexecuted summons and was sent by regular mail instead of service by mail with signed receipt. *See* D.C. Code § 13-431.

Were these the only attempts at service, Iroquois/Delaware's assertion of no proper service might have merit. However, plaintiff also attempted to serve the complaint together with an executed summons by sending them Federal Express to James P. McCaffrey, President of Iroquois/Delaware, and Joseph H. Sweeney, Senior Vice President of Iroquois. These materials were sent together with a notice of acknowledgment of receipt of summons and complaint. Iroquois/Delaware has not provided the Court with any basis for finding this latest attempt at service insufficient at this time.

B. *Jurisdiction*

Iroquois/Delaware's second basis for opposing plaintiff's motion for preliminary injunction is its assertion that it is not subject to the jurisdiction of this Court.

[*558] Both plaintiff and Iroquois/Delaware agree that section 27 of the Securities **[**7]** Exchange Act of 1934, 15 U.S.C. § 78aa, governs the jurisdictional issue. That section provides:

> Any suit or action to enforce any liability or duty created by this chapter or rules and regulations thereunder, or to enjoin any violations of such chapter or rules and regulations, may be brought in any such district [wherein any act or transaction constituting the violation occurred] or in the district wherein the defendant is found or is an inhabitant or transacts business. . . .

Id. According to an affidavit provided by the President of Iroquois/Delaware, the company maintains no offices or facilities in the District of Columbia, employs no persons here, owns no property here, and transacts no business here. Affidavit of James P. McCaffrey, para. 3.

Plaintiff, however, does not assert that defendant is found or transacts business in the District. Instead, plaintiff asserts that jurisdiction is proper in this District as the alleged violation of Rule 14a-8 plaintiff challenges, the mailing of the proxy statement without including a reference to Mr. Lovenheim's proposal, occurred in this jurisdiction when past proxy statements excluding Mr. Lovenheim's proposal **[**8]** were received by shareholders in the District of Columbia. n7

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

n7 In addition to challenging Iroquois/Delaware's decision to omit reference to plaintiff's proposal from the proxy materials being sent in connection with the upcoming 1985 shareholder meeting, the complaint alleges that Iroquois/Delaware violated section 14(a) of the Exchange Act and Rule 14a-8 by refusing to include plaintiff's proposal in the proxy materials mailed in April 1984 in connection with the company's 1984 shareholder meeting. *See* Complaint paras. 14, 18, 24.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - -

As plaintiff properly notes, jurisdiction and venue are proper under section 27 in any district where any violation of the Exchange Act has occurred. The case law construing this section establishes that the mailing of proxy statements that violate the Exchange Act into a district by interstate mail is sufficient to establish jurisdiction over the party mailing such materials. *See, e.g., DeMoss v. First Artists Production Co., Ltd.*, 571 F. Supp. 409 (N.D. Ohio 1983), *appeal* **[**9]** *dismissed without op.*, 734 F.2d 14 (6th Cir. 1984); *Abramson v. INA Capital Management Corp.*, 459 F. Supp. 917, 920-21 (E.D.N.Y. 1978); *Mayer v. Development Corp. of America*, 396 F. Supp. 917, 928-30 (D. Del. 1975); *Oxford First Corp. v. PNC Liquidating Corp.*, 372 F. Supp. 191 (E.D. Pa. 1974).

Iroquois/Delaware challenges the applicability of this authority, asserting that "there is no allegation that any violation of the Exchange Act 'occurred' in the District of Columbia." Supplemental Memorandum of Defendant Iroquois Brands, Ltd. on Jurisdictional Issues at 4. Instead, Iroquois/Delaware asserts that plaintiff alleges only "that a violation may take place in the future." *Id.* at 6. However this reasoning overlooks the fact that the complaint does allege a violation of the Exchange Act and shareholder proposal rule when Iroquois/Delaware refused to include plaintiff's proposal in its proxy materials in 1984. *See supra*, note 7. Accordingly, the Court rejects Iroquois/Delaware's jurisdictional challenge at this time.

C. *Applicability of Rule 14a-8(c)(5) Exception*

In light of the above discussion of the service and jurisdiction issues, the likelihood of plaintiff's **[**10]** prevailing in this litigation turns primarily on the applicability to plaintiff's proposal of the exception to the shareholder proposal rule contained in Rule 14a-8(c)(5).

Iroquois/Delaware's reliance on the argument that this exception applies is based on the following information contained in the affidavit of its president: Iroquois/Delaware has annual revenues of $141 million with $6 million in annual profits and $78 million in assets. In contrast, its pate de foie gras sales were just $79,000 last year, representing a net loss on pate sales of $3,121. Iroquois/Delaware has only $34,000 **[*559]** in assets related to pate. Thus none of the company's net earnings and less than .05 percent of its assets are implicated by plaintiff's proposal. McCaffrey Affidavit para. 6. These levels are obviously far below the five percent threshold set forth in the first portion of the exception claimed by Iroquois/Delaware.

Plaintiff does not contest that his proposed resolution relates to a matter of little economic significance to Iroquois/Delaware. Nevertheless he contends that the Rule 14a-8(c)(5) exception is not applicable as it cannot be said that his proposal "is not otherwise significantly **[**11]** related to the issuer's business" as is required by the final portion of that exception. In other words, plaintiff's argument that Rule 14a-8 does not permit omission of his proposal rests on the assertion that the rule and statute on which it is based do not permit omission merely because a proposal is not economically significant where a proposal has "ethical or social significance." n8

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

n8 The assertion that the proposal is significant in an ethical and social sense relies on plaintiff's argument that "the very availability of a market for products that may be obtained through the inhumane force-feeding of geese cannot help but contribute to the continuation of such treatment." Plaintiff's brief characterizes the humane treatment of animals as among the foundations of western culture and cites in support of this view the Seven Laws of Noah, an animal protection statute enacted by the Massachusetts Bay Colony in 1641, numerous federal statutes enacted since 1877, and animal protection laws existing in all fifty states and the District of Columbia. An additional indication of the significance of plaintiff's proposal is the support of such leading organizations in the field of animal care as the American Society for the Prevention of Cruelty to Animals and The Humane Society of the United States for measures aimed at discontinuing use of force-feeding. *See* Complaint para. 10.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - **[**12]**

Iroquois/Delaware challenges plaintiff's view that ethical and social proposals cannot be excluded even if they do not meet the economic or five percent test. Instead, Iroquois/Delaware views the exception solely in economic terms as permitting omission of any proposals relating to a de minimis share of assets and profits. Iroquois/Delaware asserts that since corporations are economic entities, only an economic test is appropriate.

The Court would note that the applicability of the Rule 14a-8(c)(5) exception to Mr. Lovenheim's proposal represents a close question given the lack of clarity in the exception itself. In effect, plaintiff relies on the word "otherwise," suggesting that it indicates the drafters of the rule intended that other noneconomic tests of significance be used. Iroquois/Delaware relies on the fact that the rule examines other significance in relation to the issuer's business. Because of the apparent ambiguity of the rule, the Court considers the history of the shareholder proposal rule in determining the proper interpretation of the most recent version of that rule.

Prior to 1983, paragraph 14a-8(c)(5) excluded proposals "not significantly related to the issuer's **[**13]** business" but did not contain an objective economic significance test such as the five percent of sales, assets, and earnings specified in the first part of the current version. n9 Although a series of SEC decisions through 1976 allowing issuers to exclude proposals challenging compliance with the Arab economic boycott of Israel allowed exclusion if the issuer did less than one percent of their business with Arab countries or Israel, n10 the Commission stated later in 1976 that it did "not believe that subparagraph (c) (5) should be hinged solely on the economic relativity of a proposal." Securities Exchange Act Release No. 12,999, 41 Fed. Reg. 52,994, 52,997 (1976). Thus the Commission required inclusion "in many situations in which the related business comprised less than one percent" of the company's revenues, profits or assets "where the proposal has raised *policy questions* important enough to be **[*560]** considered 'significantly related ' to the issuer's business." n11

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - -

n9 *See* Comment, *The 1983 Amendments to Shareholder Proposal Rule 14a-8: A Retreat from Corporate Democracy*?, 59 Tulane L. Rev. 161, 183-84 (1984) (hereinafter "Comment, 1983 *Amendments*"). **[**14]**

n10 17 C.F.R. § 240.14a-8(c) (5) (1983).

n11 Comment, *1983 Amendments, supra* note 10 at 185 (emphasis supplied). For example, "proposals requesting the cessation of further development, planning and construction of nuclear power plants and proposals requesting shareholders be informed as to all aspects of the company's business in European communist countries have been included in this way." *Id.* (footnotes omitted).

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - -

As indicated above, the 1983 revision adopted the five percent test of economic significance in an effort to create a more objective standard. Nevertheless, in adopting this standard, the Commission stated that proposals will be includable notwithstanding their "failure to reach the specified economic thresholds if a significant relationship to the issuer's business is demonstrated on the face of the resolution or supporting statement." Securities Exchange Act Release No. 19,135, *47 Fed. Reg. 47,420, 47,428 (1982). Thus it seems clear based on the history of the rule that "the meaning of 'significantly related ' is not *limited* to economic significance." Comment, **[**15]** *1983 Amendments, supra* note 10 at 183 (emphasis in original).

The only decision in this Circuit cited by the parties relating to the scope of section 14 and the shareholder proposal rule is *Medical Committee for Human Rights v. SEC*, 139 U.S. App. D.C. 226, 432 F.2d 659 (D.C. Cir. 1970). n12 That case concerned an effort by shareholders of Dow Chemical Company to advise other shareholders of their proposal directed at prohibiting Dow's production of napalm. Dow had relied on the counterpart of the 14a-8(c)(5) exemption then in effect n13 to exclude the proposal from proxy materials and the SEC accepted Dow's position without elaborating on its basis for doing so. n14 In remanding the matter back to the SEC for the Commission to provide the basis for its decision, *id.* at 682, the Court noted what it termed "substantial questions" as to whether an interpretation of the shareholder proposal rule "which permitted omission of [a] proposal as one motivated primarily by *general* political or social concerns would conflict with the congressional intent underlying section 14(a) of the [Exchange] Act." 432 F.2d at 680 (emphasis in original). n15

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

n12 The *Medical Committee* decision was vacated as moot by the Supreme Court after the shareholder proposal at issue failed to get support from three percent of all shareholders, thereby triggering a separate basis for exclusion, Rule 14a-8(c) (4) (i), 17 C.F.R. § 240.14a-8 (c) (4) (i). *See SEC v. Medical Committee for Human Rights*, 404 U.S. 403, 406, 30 L. Ed. 2d 560, 92 S. Ct. 577 (1972). **[**16]**

n13 Rule 14a-8(c) (2), 17 C.F.R. § 240.14a-8(c) (2) (1970), permitted exclusion if a proposal was submitted "primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes."

n14 *Medical Committee* arose as a direct appeal of the Commission's formal determination. In the instant case, the propriety of excluding the shareholder proposal has not gone before the full Commission although the staff of the SEC has advised Iroquois/Delaware that it will recommend that no enforcement action be taken if the company excludes plaintiff's proposal.

n15 The Court defined the purpose of section 14(a) of assuring that shareholders exercise their right "to control the important decisions which affect them in their capacity as stockholders and owners of the corporation." 432 F.2d at 680-81.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - -

Iroquois/Delaware attempts to distinguish *Medical Committee for Human Rights* as a case where a company sought to exclude a proposal that, unlike Mr. Lovenheim's proposal, was economically significant merely because the motivation of the proponents was political. **[**17]** The argument is not without appeal given the fact that the *Medical Committee* Court was confronted with a regulation that contained no reference to economic significance. *See supra* note 13. Yet the *Medical Committee* decision contains language suggesting that the Court assumed napalm was not economically significant to Dow:

> The management of Dow Chemical Company is repeatedly quoted in sources which include the company's own publications as proclaiming that the decision to continue manufacturing and marketing napalm was made not *because* of

business considerations, but *in spite* of them; that management in essence decided **[*561]** to pursue a course of activity which generated little profit for the shareholders. . . .

Id. at 681 (emphasis in original).

This Court need not consider, as the *Medical Committee* decision implied, whether a rule allowing exclusion of all proposals not meeting specified levels of economic significance violates the scope of section 14(a) of the Exchange Act. *See* 432 F.2d at 680. Whether or not the Securities and Exchange Commission could properly adopt such a rule, the Court cannot ignore the history of the rule **[**18]** which reveals no decision by the Commission to limit the determination to the economic criteria relied on by Iroquois/Delaware. The Court therefore holds that in light of the ethical and social significance of plaintiff's proposal and the fact that it implicates significant levels of sales, plaintiff has shown a likelihood of prevailing on the merits with regard to the issue of whether his proposal is "otherwise significantly related" to Iroquois/Delaware's business. n16

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - -

n16 The result would, of course, be different if plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of Iroquois/Delaware as Iroquois/Delaware was not engaged in the business of importing pate de foie gras.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - -

III. OTHER FACTORS BEARING ON INJUNCTIVE RELIEF

In addition to considering the likelihood of plaintiff's prevailing on the merits, consideration of plaintiff's motion for preliminary injunction requires a determination as to whether plaintiff will suffer irreparable injury **[**19]** without such relief, whether issuance of the requested relief will substantially harm other parties, and the public interest. *Holiday Tours v. WMATA*, 182 U.S. App. D.C. 220, 559 F.2d 841 (D.C. Cir. 1977); *Virginia Petroleum Jobbers Ass'n v. FPC*, 104 U.S. App. D.C. 106, 259 F.2d 921, 925 (D.C. Cir. 1958), *cert. denied*, 368 U.S. 940, 7 L. Ed. 2d 339, 82 S. Ct. 377 (1961).

A. *Irreparable Injury*

In bringing this action, plaintiff sought to include his proposal in Iroquois/Delaware's 1985 proxy statement. Counsel for Iroquois/Delaware represents that the proxy statement is to be mailed on or immediately after April 6, 1985. Thus plaintiff contends that absent preliminary relief, the relief sought in his action will be moot.

In response, Iroquois/Delaware asserts there is no possibility of irreparable injury as plaintiff has conceded his resolution is likely to fail and even if the resolution passes, it would only require appointment of a study committee. This argument misstates the significance of the shareholder proposal rule which is aimed at guaranteeing that shareholders have access to proxy statements whether or not their proposals are likely to pass n17 and regardless **[**20]** of the immediate force of the resolution if enacted. Absent a preliminary injunction, plaintiff will suffer irreparable harm by losing the opportunity to communicate his concern with those shareholders not attending the upcoming shareholder meeting.

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - -

n17 The one exception is that shareholders may not require inclusion of a previously offered proposal which failed to obtain the votes necessary for resubmission under Rule 14a-8(c) (5).

Iroquois/Delaware has not contended that this exception is applicable.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - -

B. *Injury to Iroquois/Delaware*

Plaintiff asserts that requiring Iroquois/Delaware to include the Lovenheim proposal in its proxy statement would not cause undue harm to the company. Indeed, Iroquois/Delaware included the proposal in its 1983 proxy materials and has not claimed any resulting harm.

Iroquois/Delaware asserts that granting the injunction plaintiff seeks could have a distinctly adverse impact on the company. This contention is based on the affidavit of Iroquois/Delaware's president which reports **[**21]** that investors tend to react negatively to the institution of litigation and to the issuance of injunctions against a company. McCaffrey Affidavit para. 9. The affidavit also raises the possibility that investors may conclude that Iroquois/Delaware is involved in the mistreatment **[*562]** of animals. *Id.* at paras. 10-11. However, these contentions would appear to be largely speculative.

C. *Public Interest*

Plaintiff contends that the public interest represented in the Exchange Act is served by granting injunctive relief and allowing all shareholders to make an informed vote on the proposal. In contrast, Iroquois/Delaware submits that an injunction would be contrary to the "public interest in permitting businesses to function free from harassment, and in preventing proxy statements from becoming cluttered." Given the "overriding" public interest embodied in section 14(a) and the shareholder proposal rule in assuring shareholders the right to control the important decisions which affect corporations, *Medical Committee*, 432 F.2d at 680-81, the Court finds that granting the preliminary injunction would be consistent with the public interest.

IV. CONCLUSION

For the **[**22]** reasons discussed above, the Court concludes that plaintiff's motion for preliminary injunction should be granted.

Service: **Get by LEXSEE®**
Citation: **618 F. Supp. 554**
View: Full
Date/Time: Thursday, December 6, 2001 - 3:39 PM EST

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"la jolla pharmaceutical company" & 1997 and date(geq (01/01/97) and leq (01/01/98))** (Edit Search)

Select for FOCUS™ or Delivery

*1997 SEC No-Act. LEXIS 335, **

1997 SEC No-Act. LEXIS 335

Securities Exchange Act of 1934 -- Rule 14a-8(c)(5)

February 18, **1997**

CORE TERMS: stockholder, proxy, abortion, tissue, registrant, staff, fetal, intentionally, excludable, aborted, research and development, proponent, misleading, omit, fiscal year, human body, manufacturing, experimentation, respectfully, manufacture, distribute, no-action, refrain, fetuses, articulated, threshold, ethically, supplier, pate, board of directors

[*1] La Jolla Pharmaceutical Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, **1997**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **La Jolla Pharmaceutical Company** (the "Company")
Incoming letter dated January 10, **1997**

The proposal requires the Company to refrain from using fetal tissue or human body parts obtained from any intentionally aborted unborn children.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(5). In arriving at a position, the staff particularly notes that the Company does not use fetal tissue or body parts from intentionally aborted fetuses. Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(5). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1: GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

JAMBOREE CENTER

4 PARK PLAZA **[*2]**

IRVINE, CALIFORNIA 92614-8557

(714) 451-3800

FACSIMILE: (714) 451-4220

January 10, **1997**

WRITERS DIRECT DIAL NUMBER

(714) 451-3934

OUR FILE NUMBER

C 51286-00029

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal Submitted to* ***La Jolla Pharmaceutical Company*** *by Ralph T. Forr*

Dear Sir or Madam:

La Jolla Pharmaceutical Company, Inc. (the "Company"), a Delaware corporation engaged in researching and developing drugs to fight antibody-mediated diseases, has received a stockholder proposal from Mr. Ralph T. Forr. Mr. Forr wishes to have his proposal included in the Company's proxy statement for its **1997** annual meeting of stockholders to be held in late April or May.

As counsel to the Company, we believe the Company may properly exclude Mr. Forr's proposal from its **1997** proxy statement and form of proxy for the following reasons:

(1) The Proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant and is therefore excludable under Rule 14a-8(c)(7).

(2) The Proposal relates to operations which account for less than 5 percent **[*3]** of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for the most recent fiscal year, and is not otherwise significantly related to the registrant's business and is therefore excludable under Rule 14a-8 (c)(5).

(3) The Proposal is contrary to the Commission's proxy rules and regulations prohibiting false or misleading statements in proxy soliciting materials, and relates to personal anti-abortion interests of the proponent not shared by the Company's stockholders at large, and is therefore excludable under Rules 14a-8(c)(3) and (4).

(4) The Proposal is not a proper subject for action by security holders under state law and is therefore excludable under Rule 14a-8(c)(1).

A more complete explanation of our reasoning is set forth below. Pursuant to Rule 14a-8(d), six copies of this letter and of Mr. Forr's proposal and supporting statement (collectively referred to as the "Proposal") are included herewith. We are also forwarding a copy of this letter to Mr. Forr, who has been notified by way of a separate letter of the Company's intention to exclude his proposal from its **1997** proxy materials.

A. The **[*4]** Proposal Relates to the Ordinary Business Operations of the Company.

The Company believes that it may omit the Proposal from the **1997** proxy materials pursuant to Rule 14a-8(c)(7), which provides for the exclusion of a stockholder proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

The Company's business is pharmaceutical research and development, and the staff has on several occasions identified decisions related to the conduct of research and development activities as "ordinary business." These include decisions on what products to develop, manufacture and distribute (Eli Lilly and Company, available February 8, 1990), the amount and location of research and development activities (Arizona Public Service Company, available February 27, 1984), and the allocation of money towards research (General Dynamics Corporations, available March 16, 1983).

The Proposal would interfere with the Company's fundamental business activities by giving stockholders direct authority over aspects of the Company's research and development programs, which in turn could dictate or impact in a significant way the types of products that the Company **[*5]** might be able to develop and what types of research the Company may conduct.

We are aware that some proponents have argued that broad social policy concerns override Rule 14a-8(c)(7), and it seems clear that the real agenda of the proponent and the target of the Proposal is abortion. The staff has previously given no-action advice with respect to exclusion of stockholder proposals relating to abortion when they relate to the conduct of the corporation's ordinary business operations. Some examples can be found in the staffs letters to International Business Machines Corporation (available February 19, 1992) relating to employee benefit payments for abortions, American Express Company (available February 28, 1992), Enron Corporation (available February 28, 1992), and U.S. West, Inc. (available February 25, 1992) relating to payments to organizations that support abortion, and Minnesota Mining and Manufacturing Company (available January 3, 1996) relating to charitable contributions and the content of corporate literature and advertising. The Company believes that these precedents support its exclusion of the Proposal from its proxy materials pursuant to Rule 14a-8(c)(7).

Additional **[*6]** no-action letters addressed to Eli Lilly and Company (available February 8, 1990) and Hospital Corporation of America (available February 12, 1986) are of particular relevance here. In Eli Lilly and Company, a stockholder submitted a proposal requesting Eli Lilly to investigate the feasibility and profitability of manufacturing and distributing RU-486, widely known as "the abortion pill," a drug capable of terminating certain pregnancies. The Staff recognized the proposal as a stockholder attempt to influence manufacturing decisions, which the board of directors usually controls and allowed Eli Lilly to apply the (c)(7) exception. Notwithstanding the policy questions raised by the underlying abortion issue, the proposal was excludable because it related to Lilly's ordinary business operations, *i.e.* "the choice of products to develop, manufacture and distribute." Our situation is analogous not only because the Proposal would affect the Company's ordinary research activities, but also because the Proposal could affect the Company's ability to develop, manufacture and distribute various drugs by dictating the types of research methods that the Company may use.

In Hospital Corporation **[*7]** of America, the Staff determined that a stockholder proposal calling for the prohibition of abortion services at facilities owned by Hospital Corp. was excludable based on Rule 14a-8(c)(7). The Staff agreed that "the determination of medical procedures to be performed in the company's facilities" was within the ordinary business of the company. Analogously, the Company believes that because determinations about research procedures are within the scope of the Company's ordinary business of pharmaceutical research and development, the Proposal should be excluded from the Company's proxy materials.

B. The Proposal Deals with a Practice Insignificant to the Company's Business.

The Company also believes that it may exclude the Proposal according to Rule 14a-8(c)(5) because it relates to matters that account for less than 5 percent of the Company's total assets, net earnings and gross sales for the most recent fiscal year, and is not otherwise significantly related to the registrant's business. The Company does not use fetal tissue or body parts from intentionally aborted fetuses, so the Proposal not only falls below the economic threshold articulated in Rule 14a-8(c)(5), it does not **[*8]** bear "a significant relationship to the [corporation's] business [as] demonstrated on the face of the resolution or supporting statement," as required by the standards articulated in '34 Act Release No. 19,135, (1982) (emphasis added).

Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.D.C. 1985) provides authority for the proposition that even socially' significant proposals may be excluded if they lack a sufficient nexus to the registrant's actual business. In that case, the proposal sought a study of the production methods used by the corporation's supplier of pate de fois gras to determine whether inhumane force feeding methods were being used on the supplier's geese. The court noted that, while issues of social or ethical significance could be includable in the registrant's proxy materials even if below the 5 percent economic threshold, "the result would, of course, be different if plaintiffs proposal was ethically significant in the abstract but had no meaningful relationship to the business of [the corporation] as [the corporation] was not engaged in the business of importing pate de foie gras." Id at 561 n. 16 Therefore, even if the staff determines that fetal **[*9]** tissue research or voluntary abortions are ethically significant issues, the fact that the Company does not use fetal tissue or body parts from intentionally aborted fetuses should support the Company's position that the Proposal relates to matters insignificant to the Company's business and is therefore excludable under Rule 14a-8(c)(5).

C. The Proposal Contains False or Misleading Statements and Reflects Personal Interests.

Rule 14a-8(c)(3) provides that a registrant may properly omit a stockholder proposal from its proxy material if "the proposal or the supporting statement is contrary to any proxy rules and regulations, including Rule 14a-9 . . . , which prohibits false or misleading statements in proxy soliciting materials." The note to Rule 14a-9 provides that charges of immorality that lack factual foundation are misleading. Furthermore, Rule 14a-8(c)(4) allows a registrant to omit a stockholder proposal that is designed to further a personal interest not shared with the registrant's stockholders at large.

The Proposal suggests that the use of any product of an intentional abortion is unethical and would encourage abortion, and the proponent's supporting statement claims **[*10]** that such a practice would be "akin to the type of experimentation performed during World War II by scientists working for the Nazis in Germany." However, the proponent provides no evidence that the use of fetal tissue would increase the current rate of abortion and the relevant moral issues remain open to debate. In addition, the statement regarding Nazi experimentation is misleading and inflammatory. Finally, the Proposal appears intended to be motivated by Mr. Forr's personal anti-abortion views, and there is no evidence that the interests of the Company or its stockholders at large are implicated by these views.

D. The Proposal Requires Action by Stockholders that is Improper Under Delaware Law.

Rule 14a-8(c)(1) states that a proposal may be excluded if, according to "the laws of the registrant's domicile, [it is] not a proper subject for action by security holders." Under Section 141 of the Delaware General Corporation Law, the board of directors of a Delaware Corporation is responsible for managing the corporation's business and affairs. The Proposal states: "Be it resolved that La Jolla Pharmaceutical *will* refrain from using any fetal tissue or human body parts . . . ." **[*11]** As such, the Proposal relates to the Company's business and affairs, and if approved by stockholders it would replace the board's management and discretion in this area with a stockholder directive. Consequently, we are of the opinion that the Proposal may properly be omitted from the Company's **1997** proxy materials. We believe the Staffs recent no-action letters to OnBanCorp, Inc. (available February 15, 1996), Tandem Computers, Inc. (available November 8, 1995), and Columbia Gas System, Inc. (available January 16, 1996) support this opinion.

E. Conclusion

For the reasons set forth herein, the Company submits that the Proposal may properly be omitted from its **1997** proxy materials in accordance with Rule 14a-8.

We appreciate your time and attention in considering this matter. In the event that the Staff has any questions regarding this letter, please feel free to contact the undersigned.

Very truly yours,
Brian W. Copple

ATTACHMENT 1

SULLIVAN, FORR, STOKAN & HUFF

ATTORNEYS AT LAW

1701 FIFTH AVENUE

ALTOONA, PA 16602-2319

TELEPHONE:
(814)946-4316

FAX:
(814)946-9426

April 17, 1996

La Jolla Pharmaceutical Company
6455 Nancy Ridge Drive
San Diego, CA 92121

ATTENTION: MR. WOOD **[*12]** C. ERWIN, SECRETARY

STOCKHOLDER'S PROPOSAL

Dear Mr. Erwin:

As a stockholder and owner of 300 shares of **La Jolla Pharmaceutical Company,** I would submit the following proposal for consideration at the **1997** Annual Meeting of Stockholders:

> Be it resolved that La Jolla Pharmaceutical will refrain from using any fetal tissue or human body parts obtained from any intentionally aborted unborn children.

My purpose in submitting this proposal is to insure that any company that I own stock in does not participate in the use of fetal tissue or body parts obtained from intentionally aborted children. It is respectfully submitted that the use of such body parts, tissue or materials obtained from an intentionally aborted child would be unethical and akin to the type of experimentation performed during World War II by scientists working for the Nazis in Germany. It is further respectfully submitted that the use of such tissue, body tissue, or materials encourages abortion when the obvious and real goal of the products being developed by La Jolla Pharmaceutical are for the enhancement and betterment of life and are not in any manner connected with its destruction.

Accordingly, this proposal **[*13]** is being submitted to insure that **La Jolla Pharmaceutical Company** does not engage in activities which would encourage or condone abortions.

Respectfully submitted,

Ralph T. Forr, Jr., a/k/a
R. Thomas Forr, Jr.

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"la jolla pharmaceutical company" & 1997 and date(geq (01/01/97) and leq (01/01/98))** (Edit Search)
View: Full
Date/Time: Thursday, December 13, 2001 - 11:25 AM EST

6

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

November 2, 2001

Mr. Richard J. Kogan, CEO
Schering-Plough Corporation
One Giralda Farms
P.O. Box 1000
Madison, NJ 07940-1000

Dear Mr. Kogan:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries more than 65 countries throughout the world and in more than 15 countries in Africa. The on-going pain, suffering and loss of life which has been visited particularly upon the Africa continent by the AIDS pandemic has been brought to our attention is included.

It is with this in mind that I write at this time to inform you of our intention to file the enclosed stockholder resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Verification of our ownership of this stock is included.

Our colleague Sr. Judy Byron wrote to you on July 31 on this issue but to date we have not received a response from the company. We would welcome the opportunity to discuss our concerns with representatives of our company to seek out ways in which the issues addressed in this resolution could be addressed in a timely fashion.

Sincerely,

Seamus P. Finn, OMI

Seamus P, Finn, OMI
Director
Justice, Peace and Integrity of Creation Officer
Missionary Oblates of Mary Immaculate

cc: Diane Brathcher, ICCR
Regina Murphy, ICCR

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

allfirst

Allfirst Trust
Suite 1000 North
601 13th Street, N.W.
Washington, D.C. 20005-3811
202 434 7000
888 362 3698

October 11, 2001

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 4,500 shares of Schering Plough Co. and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

Susan

Susan A. Sommer
Trust Officer
202-434-7034

Direct Dial: (908) 298-7537
Direct Fax: (908) 298-7303
Email: joseph.larosa@spcorp.com

Schering-Plough

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

November 19, 2001

VIA FACSIMILE

Fr. Seamus Finn
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

This will confirm receipt of your letter dated November 2, 2001 (received in my office on November 12th) regarding your shareholder proposal for the Company's 2002 proxy statement. In accordance with SEC Rule 14a-8, you are required to state your intention to continue to hold the company stock through the date of the Annual Meeting. If this is your intention, please notify us in writing within 14 days from the date you receive this letter.

Sincerely yours,

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel

JJL/mam

55514-1

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

RECEIVED
NOV 27 2001
LAW DEPARTMENT

November 20, 2001

Mr. LaRosa,

This is not a late shareholder proposal but a response to your facsimile dated November 19, 2001(see attached letter). If further information is needed please do not hesitate to contact me. I am reachable on 202-281-1608.

Thank you.

Respectfully,

Séamus

Séamus P. Finn

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

November 20, 2001

Mr. Richard J. Kogan, CEO
Schering-Plough Corporation
One Giralda Farms
P.O. Box 1000
Madison, NJ 07940-1000

Dear Mr. Kogan:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries more than 65 countries throughout the world and in more than 15 countries in Africa. The on-going pain, suffering and loss of life which has been visited particularly upon the Africa continent by the AIDS pandemic has been brought to our attention is included.

It is with this in mind that I write at this time to inform you of our intention to file the enclosed stockholder resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Missionary Oblates of Mary Immaculate are the owners of four thousand, five hundred (4,500) shares of common stock of Schering-Plough Corporation, which we intend to hold until after the annual meeting. Verification of ownership is attached.

Our colleague Sr. Judy Byron wrote to you on July 31 on this issue but to date we have not received a response from the company. We would welcome the opportunity to discuss our concerns with representatives of our company to seek out ways in which the issues addressed in this resolution could be addressed in a timely fashion.

Sincerely,

Seamus P. Finn

Seamus P, Finn, OMI
Director
Justice, Peace and Integrity of Creation Officer
Missionary Oblates of Mary Immaculate

cc: Diane Brathcher, ICCR
Regina Murphy, ICCR

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

CBIS Christian Brothers Investment Services, Inc.

20 Years of Faith and Finance

R.J.K.

NOV 1 2 2001

JOHN K. WILSON
Social Research Coordinator

CBIS
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor, New York, NY 10016-1301
(800) 592-8890 Tel: 212-490-0800 Ext. 118 Fax: 212-490-609
www.cbisonline.com e-mail: wilsonj@cbisonline.com

November 8, 2001

Mr. Richard Kogan
Chairman, CEO and Director
Schering-Plough Corp.
2000 Galloping Hill Road
Kenilworth, NJ 07033

RE: Resolution for 2002 Annual Shareholder Meeting

Dear Mr. Kogan:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2002 Annual Meeting of the stockholders of Schering-Plough.

Also enclosed is certification from our custodian, Mellon Bank, of our holdings in the Company of 246,300 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2002 meeting.

It is our understanding that this resolution will also be filed by Oblates of Mary Immaculate and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring the resolution with this group. The representative from Oblates of Mary Immaculate has been designated as the lead filer and primary contact on this matter.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

John K. Wilson
Social Research Coordinator

cc: Father Seamus Finn: Oblates of Mary Immaculate

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

ABBOT LABORATORIES, BRISTOL-MYERS SQUIBB, SCHERING-PLOUGH
HIV/AIDS-TB-Malaria

WHEREAS:

The HIV/Aids epidemic constitutes a global emergency - one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75 % in sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and women, young adults and children, particularly girls, are the most vulnerable; African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of and non- discriminatory access to, vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development,

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect the people's health;

The impact of international trade agreements on access to or local manufacturing of, essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED:
Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

(cont.)

SUPPORTING STATEMENT:

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public health. More importantly, it is realistic." (Press Release, WHO/WTO Workshop - Pricing/Financing of Essential Drugs, April 11, 2001)

One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries which request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

Mellon

Mellon Trust

October 29, 2001

Schering-Plough Corp.
2000 Galloping Hill Road
Kenilworth, NJ 07033

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian of 246,300 shares of Schering-Plough Corp Com for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Schering-Plough Corp Com and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Donna Gohacki
Trust Officer
Mellon Bank N.A.

D

RIKER, DANZIG, SCHERER, HYLAND & PERRETTI LLP

HEADQUARTERS PLAZA
ONE SPEEDWELL AVENUE
PO BOX 1981
MORRISTOWN, NEW JERSEY 07962-1981
(973) 538-0800
FAX (973) 538-1984

50 WEST STATE STREET
SUITE 1010
TRENTON, NEW JERSEY 08608-1220
(609) 396-2121
FAX (609) 396-4578

December 20, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Ladies and Gentlemen:

We have acted as special counsel to Schering-Plough Corporation, a New Jersey corporation (the "Company"), in connection with the application of New Jersey law to certain matters in connection with the preparation of that certain letter dated December 20, 2001 of Joseph J. LaRosa to the United States Securities and Exchange Commission (the "SEC") regarding the shareholder proposal submitted by Missionary Oblates of Mary Immaculate (the "No-Action Letter"), to be delivered by the Company to the SEC's Division of Corporation Finance. The No-Action Letter requests that the staff of the SEC confirm that it will not take any enforcement action if the Company excludes such shareholder proposal in connection with the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders.

In rendering this opinion, we have examined originals or copies authenticated to our satisfaction of such corporate records, certificates of officers of the Company and other documents as we have deemed relevant or necessary in connection with our opinions set forth herein. As to questions of fact material to such opinions we have relied upon certificates of officers and other representatives of the Company or factual information we have obtained from such other sources as we have deemed reasonable.

While we have not conducted any independent investigation to determine facts upon which our opinions are based or to obtain information about which this letter advises you, we confirm that we do not have any actual knowledge which has caused us to conclude that our reliance and assumptions cited in the preceding paragraph are unwarranted or that any information supplied in this letter is wrong.

Based on the foregoing, and in reliance thereon, and subject to the qualifications and limitations stated herein, we are of the opinion, having due regard for such legal considerations as we deem relevant, that:

1. The citations to the New Jersey Statutes Annotated and to the New Jersey common law are correct, accurate and reflect the law of the State of New Jersey for the propositions for which they are cited in the No-Action Letter.

We express no opinion as to the laws of any jurisdiction other than the law of the State of New Jersey and the federal laws of the United States of America.

This opinion is rendered on the date hereof and we have no continuing obligation hereunder to inform you of changes of law or fact subsequent to the date hereof or facts of which we become aware after the date hereof.

At the request of the Company, this opinion letter is, pursuant to Rule 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934, as amended, being provided to you by us in our capacity as special counsel to the Company. It may not be relied upon by any person or entity for any purpose other than in connection with the Company's request to the SEC for no-action relief, without our prior written consent. This opinion is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated in this letter.

Very truly yours,

Ritter Danzig
Scherer Hyland &
Perretti, LLP

SCHERING-PLOUGH CORPORATION
LEGAL DEPARTMENT
2000 GALLOPING HILL ROAD
KENILWORTH, NEW JERSEY 07033

FAX: (908) 298-7303

FACSIMILE TRANSMITTAL SHEET

DATE: January 31, 2002

TO: Mr. Kier Gumbs No: 202-942-9525

FROM: Cathy Romano TELEPHONE NO: 908-298-7354

NO. OF PAGES EXCLUDING THIS PAGE: 4

PLEASE DELIVER IMMEDIATELY

Re: Shareholder Proposals

Attached is notification of the withdrawal of the shareholder proposal of Missionary Oblates of Mary Immaculate. I hope you received my voice mail message to you earlier today, advising of our deadline for opposition statements of Thursday, February 7, 2002. Any assistance you can provide with respect to getting answers regarding the shareholder proposals of Timothy D. Williams and Glenmary Home Missioners as soon as possible, would be much appreciated. Please fax the SEC's responses to Joseph LaRosa at 908-298-7303. Thank you so much for your assistance.

Regards,

Catherine Romano
Senior Counsel

53653

Schering-Plough

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

January 31, 2002

VIA TELEFAX AND REGULAR MAIL

Mr. Kier Gumbs
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Avenue, N.W.
Washington, D.C. 20549

RE: Schering-Plough Corporation – Shareholder Proposal Submitted by Missionary Oblates of Mary Immaculate

Dear Mr. Gumbs:

Please be advised that Missionary Oblates of Mary Immaculate has withdrawn its shareholder proposal submitted to Schering-Plough Corporation (the "Company") dated November 8, 2001. Attached is a letter dated January 17, 2002 from Missionary Oblates of Mary Immaculate to Joseph LaRosa, Secretary of the Company, which notifies the Company of this withdrawal. Should you have any questions please call Joseph LaRosa at 908-298-7537. Thank you for your assistance with this matter.

Sincerely,

Catherine R. Romano

Catherine R. Romano

Attachment

55868

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

January 17, 2002

Mr. Joseph LaRosa
Corporate Secretary
Schering-Plough
One Giraldo Farms
P.O. Box 1000
Madison, NJ 07940-1000

Dear Joe:

Let me take this opportunity to thank you and Arisilia Vila and Carol Bauer for meeting with me on a conference call on December the 18th. Our brief conversation was informative and helpful for advancing our mutual understanding of the resolution that the Missionary Oblates of Mary Immaculate filed with Schering-Plough.

We have decided to withdraw the stockholder resolution, which we submitted for consideration at the annual meeting of the corporation on HV-AIDS, TB, and Malaria.

I would however also like to review a couple of the items we talked about:

- The agreement on TRIPS which emerged from the World Trade Organization meeting in Doha.

At the 4th World Trade Organization meeting which took place in Doha in November 2001 a compromise was negotiated on the interpretation of TRIPS in case of national health emergencies. The interpretation of this agreement and its implementation in various trade agreements is a central concern for us. It is important that this agreement not be interpreted to hinder access to necessary medicines especially for the treatment of HIV-AIDS, TB or Malaria.

- Global AIDS Fund

A number of things continue to be clarified concerning this fund. What is clear is the need for a pledge from individual countries and corporations and individuals. The U.S. has thus far agreed to donate up to as much as $250 million. Given our share of the global economy the

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

proportionate share would be $2.5 billion. Only a few companies have made formal pledges to the fund and we continue to hope that Schering-Plough will consider making a pledge to the fund and will advocate a generous donation by the U.S. government.

- Collaboration with private medical hospitals and clinics in Sub-Sahara Africa

Rural clinics, hospitals and hospices from different countries in Africa have identified specific medicines for the treatment of people who are HIV-positive, afflicted with TB or malaria or other opportunistic infections associated with the AIDS virus. We are hopeful that our company will continue to seek out specific ways through which they can donate needed medicines to these treatment facilities and services.

- Advocacy of poor country friendly pricing structures with PHARMA colleagues

The important life saving and disease treatment role of pharmaceutical companies is important in all societies. Their research and manufacturing of medicines is of utmost importance for all of humanity. However this is not like any other business either in the service sector or in the manufacturing sector. Without the necessary medicines to treat known viruses and infections people will continue to suffer and die.

- Sustainable global pricing structure for countries that are imprisoned by poverty, disease and debt.

The expectation that the poor and less developed countries can pay the same amount for medicines as people in North America and Europe is simply not realistic. This leaves the poor always in a begging situation or totally dependant on the generosity of the donating corporation to acquire adequate medicines. We hope that Schering-Plough will continue to support mechanisms and policies that can make medicines available to the most vulnerable societies and peoples in a dignified and respectful manner.

As we move forward in our discussions I am hopeful that the company will continue to display
a spirit of cooperation and openness to dialogue on these important issues. A number of my fellow shareholders in the Interfaith Center on Corporate Responsibility because of their relationship with different countries in Africa are extremely interested in these issues and will
continue to advocate on behalf of the more than 35 million people who are in great suffering because of this epidemic. I trust the corporation will continue to be willing to review its position in these various areas to discern and decide on the most appropriate human response to this tragedy.

We will be back in touch with you at a later date as the Doha agreement on intellectual property is clarified and implemented and when the framework, priority and procedures for the Global Aids Fund have been published. At that time the questions concerning corporate contributions and support for a generous U.S. contribution will be more timely

With gratitude for your assistance in this discussion,

Sincerely,

Rev Séamus P. Finn, OMI
Director, Justice and Peace/Integrity of Creation Office
Missionary Oblates of Mary Immaculate

cc: Securities and Exchange Commission
Pat Wolf, RSM, ICCR

Schering-Plough

Direct Dial: (908) 298-7537
Direct Fax: (908) 298-7303
Email: joseph.larosa@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

February 8, 2002

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Attention: Keir Devon Gumbs, Esq.
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Schering-Plough Corporation – Shareholder Proposal Submitted by Missionary Oblates of Mary Immaculate

Dear Mr. Gumbs:

The letter relates to the shareholder proposal (the "Proposal") submitted to Schering-Plough Corporation (the "Company") by the Missionary Oblates of Mary Immaculate (the "Proponent") and one co-filer for inclusion in the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy"). The Proposal calls for the Board of Directors of the Company to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, Tuberculosis and Malaria in ways that the majority of infected persons in African nations can afford, and to provide the shareholders with a report of the development and implementation of such policy.

As noted in your letter dated January 31, 2002, the Proponent has withdrawn the Proposal and no further action is required by the Commission. While that continues to be the case, the purpose of this letter is to update the Commission's file on the Proposal. Subsequent to that withdrawal, I spoke with Father Seamus P. Finn, who acts on behalf of the Proponent, and advised him that in addition to the information we provided to him verbally and to the Commission in our "no-action" filing, the Company manufactures and markets one additional drug, INTRON A, that has among its labeled indications in certain countries the treatment of AIDS-related Karposi's sarcoma. While this drug is not indicated or marketed for the prevention and treatment of HIV/AIDS, we wanted to ensure that the Proponent has full information about the Company that it may consider relevant to the Proposal. I further informed Father Finn that the Company's sales of INTRON A for that indication constitute a small fraction of the Company's sales of INTRON A. Father Finn agreed that this additional information was not relevant to his withdrawal of the Proposal, and agreed that the withdrawal was still appropriate. Accordingly, the Proposal will be excluded from our 2002 Proxy.

Please acknowledge receipt of this letter by date stamping and returning the enclosed duplicate copy of this letter. A self-addressed, stamped envelope is enclosed for that purpose.

Very truly yours,

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel

JJL/las
Enclosure

cc: Fr. Seamus P. Finn
John K. Wilson